Kemper Corporation One East Wacker Drive Chicago, IL 60601 kemper.com

December 19, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington D.C. 20549

Re: Kemper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 001-18298
Dear Mr. Rosenberg
Kemper Corporation (the “Company”) has received and reviewed your letter dated December 12, 2012, regarding the Commission's review of the above mentioned filings and has submitted its response below.
Form 10-K for the fiscal year ended December 31, 2011
Notes to the Consolidated Financial Statements
Note 9. Shareholder's Equity, Page 87
Comment:
Please provide us proposed disclosure to be included in future periodic reports that addresses the following:

•	Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements as required by ASC 944-505-50-1b;

•
With respect to your dividend restrictions, please revise to comply Rule 4-08(e)(1) of Regulation S-X to disclose the amount of retained earnings or net income that is restricted or free of restrictions for the payment of dividends by Kemper Corporation to its stockholders; and

•
Disclose the amounts of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year, or otherwise tell how your disclosure complies with Rule 4-08(e)(3)(ii) of Regulation S-X.

Company's Response:
With respect to the first bullet of the Staff's comment, in future annual reports beginning with the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Annual Report”), the Company proposes to enhance its disclosure by including the amount of statutory capital and surplus necessary to satisfy regulatory requirements as required by ASC 944-505-50-1b. See “Company's Proposed Disclosures” below for an example of the disclosure that the Company would have made if it had made such disclosure in its 2011 Annual Report on Form 10-K.
With respect to the second bullet of the Staff's comment, except for certain financial covenants under the Company's revolving credit agreement, the Company did not have any restrictions on the payment of dividends to its shareholders. Certain financial covenants, namely minimum net worth and the ratio of debt to total capitalization, under the Company's revolving credit agreement could have the effect of limiting the amount of dividends that the Company may pay to its shareholders. Under the most restrictive financial covenant, the Company could have paid up to $291.2 million to its shareholders and remained in compliance with such financial covenants at December 31, 2011. In future annual reports beginning with the Company's 2012 Annual Report, the Company proposes to disclose the amount of the Company's retained earnings that is free of restrictions for the payment of dividends to shareholders. See “Company's Proposed Disclosures” below for an example of the disclosure that the Company would have made if it had made such disclosure in its 2011 Annual Report on Form 10-K.
With respect to the third bullet of the Staff's comment, the Company believed that it was more useful to investors to describe the nature of restrictions along with the amount of unrestricted net assets of the Company's insurance subsidiaries rather than the amount of restricted net assets. In light of the Staff's comment, the Company proposes to disclose in future annual reports on Form 10-K the amount of restricted net assets of the Company's subsidiaries. See “Company's Proposed Disclosures” below for an example of the disclosure that the Company would have made if it had made such disclosure in its 2011 Annual Report on Form 10-K.
Company's Proposed Disclosures
If the Company had made all changes noted above in its 2011 Annual Report on Form 10-K, the fourth and fifth paragraphs of Note 9, “Shareholders' Equity” beginning on page 87 would have been revised by replacing them with the following four paragraphs:
Various state insurance laws restrict the amount that an insurance subsidiary may pay in the form of dividends, loans or advances without the prior approval of regulatory authorities. Also, that portion of an insurance subsidiary's net equity which results from differences between statutory insurance accounting practices and GAAP would not be available for cash dividends, loans or advances. Kemper's insurance subsidiaries paid dividends of $70.5 million in cash to Kemper in 2011. In 2012, Kemper's insurance subsidiaries would be able to pay $175 million in dividends to Kemper without prior regulatory approval. Kemper's insurance subsidiaries had net assets of $2.5 billion, determined in accordance with GAAP, that were restricted from payment to Kemper without prior regulatory approval at December 31, 2011. Fireside Bank previously agreed not to pay dividends without the prior approval of its regulators, the FDIC and CDFI. Following approval from its regulators, Fireside Bank distributed $250 million of its capital to its parent company, Fireside Securities, in October 2011. Fireside Securities, then in turn, distributed the same amount to its parent company, Kemper. Fireside Bank had capital of $16.1 million, all of which was restricted, at December 31, 2011. Fireside Bank will be able to distribute its capital without regulatory approval on April 1, 2012.
Kemper's insurance subsidiaries are required to file financial statements prepared on the basis of statutory insurance accounting practices which is a comprehensive basis of accounting other than GAAP. Statutory capital and surplus for the Company's life and health insurance subsidiaries was $475.0 million and $400.1 million at December 31, 2011 and 2010, respectively. Statutory net income for the Company's life and health insurance subsidiaries was income of $115.0 million, $80.4 million and $79.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. Statutory capital and surplus for the Company's property and casualty insurance subsidiaries was $815.0 million and $905.0 million at December 31, 2011 and 2010, respectively. Statutory net income for the Company's property and casualty insurance subsidiaries was income of $33.0 million, $117.3 million and $75.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. Statutory capital and surplus and statutory net income exclude Fireside Bank and parent company operations.
Kemper's insurance subsidiaries are also required to hold minimum levels of statutory capital and surplus to satisfy regulatory requirements. The minimum statutory capital and surplus, or company action level risk-based capital ("RBC"), necessary to satisfy regulatory requirements for the Company's life and health insurance subsidiaries collectively was $115.4 million at December 31, 2011. The minimum statutory capital and surplus necessary to satisfy regulatory requirements for the Company's property and casualty insurance subsidiaries collectively was $293.7 million at December 31, 2011. Company action level RBC is the level at which a company is required to file a corrective action plan with its regulators and is equal to 200% of the authorized control level RBC.

In 2011, the Company paid dividends of $58.2 million to its shareholders. Except for certain financial covenants under the Company's revolving credit agreement, there are no restrictions on the Company's ability to pay dividends to its shareholders. Certain financial covenants, namely minimum net worth and a maximum debt to total capitalization ratio, under the Company's revolving credit agreement could limit the amount of dividends that the Company may pay to shareholders at December 31, 2011. The Company had the ability to pay without restrictions $291.2 million in dividends to its shareholders and still be in compliance with all financial covenants under its revolving credit agreement at December 31, 2011.
In connection with the Company's response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (312) 661-4600 if you have any additional questions or need further clarification.

Sincerely,

/s/ Dennis R. Vigneau
Dennis R. Vigneau
Senior Vice President and Chief Financial Officer

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